Exhibit 99.1

MEDIA RELEASE	(ASX CODE: SGM) (NYSE SYMBOL: SMS)	18 JUNE 2008
SIMS GROUP LIMITED FULL YEAR EARNINGS UPDATE
On 8 May 2008, in conjunction with the release of the Company’s 9 month Earnings, the Company stated that “Earnings (for Q4 FY08) will exceed those in Q3 FY08 prior to any extraordinary expenses or other costs that may be recorded in connection with the Metal Management merger”.
Following this release, analysts covering the Company updated their full year Earnings forecasts. Based on the consensus of the 10 analysts which updated their forecasts, consensus Earnings for the full year are forecast to be $314m, implying Q4 Earnings of $132m.
Noting the Company’s unaudited April and May financial results, and the Company’s continuous disclosure obligations, the Company advises that its full year Earnings will exceed consensus Earnings of $314m by more than 10-15%, after having made allowance for any extraordinary expenses or other costs that may be recorded in connection with the Metal Management merger.
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Group Limited’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission, including the risk factors described in the Registration Statement on Form F-4 we filed with the United States Securities and Exchange Commission on 8 February 2008.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

About Sims Group Limited
Sims Group (www.sims-group.com) is the world’s largest listed metal recycler with over 200 operations globally. Sims’ core business is metal recycling, with an emerging business in recycling solutions. Sims earns around 80 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 6,000 employees, an annual turnover of $8.5 billion and has its ordinary shares listed on the Australian Stock Exchange (ASX CODE: SGM) and its ADRs listed on the NYSE (NYSE SYMBOL: SMS).

For further information contact in North America
Dan Dienst	or	Rob Larry
Group Chief Executive		Chief Financial Officer
Tel: 212 750 7189		Tel: 312 644 8205

For further information contact in Australia
Jeremy Sutcliffe	or	Stuart Nelson
Chairman, Europe and Australia		Director, Corporate Services
Executive Director		Tel: 02 9956 9100
Tel: 02 9956 9100